UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Allegation of Improper Use of a Company Car by a Former Executive

1. Details of suspicion		The Seoul Central District Prosecutor’s Office charged a former executive for improper use of a company car.

2. Amount	Relevant amount (KRW)	4,580,000
	Equity capital (KRW)	59,663,897,393,468
	Ratio to equity capital (%)	0.00
	Classified as a large-sized corporation?	Yes

3. Actions to be taken		The Company will monitor progress on all matters pertaining to this case.

4. Date of occurrence		April 30, 2024

5. Confirmation date		May 2, 2024

6. Other matters to be factored into investment decisions

- A former executive at the Company was summarily indicted for allegedly using a company vehicle for personal use.

- Above 2. ‘Relevant amount’ is a tentative sum and may change pending court ruling.

- Above 2. ‘Equity capital’ represents total equity as per the consolidated financial statements for FY 2023.

- Above 4. ‘Date of occurrence’ is the date on which the indictment was filed. And above 5 ‘Confirmation date’ is the date on which the Company took notice of the indictment.

- Any new information or verified progress relevant to the case will be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: May 2, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President